Filed Pursuant to Rule 433

Dated June 9, 2020

Registration Statement No. 333-239002

Fidelity National Financial, Inc.

$650,000,000

3.400% SENIOR NOTES DUE 2030

Issuer:	Fidelity National Financial, Inc.
Securities:	3.400% Senior Notes due 2030
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings*:	Moody’s: Baa2 / S&P: BBB
Minimum Denominations:	$2,000 x $1,000
Trade Date:	June 9, 2020
Settlement Date (T+3**):	June 12, 2020
Maturity Date:	June 15, 2030
Fees:	0.700%
Principal Amount:	$650,000,000
Price to Public:	99.756% of principal amount, plus accrued and unpaid interest, if any, from June 12, 2020
Spread to Treasury Benchmark:	+260 basis points
Treasury Benchmark:	0.625% UST due May 15, 2030
Treasury Benchmark Yield:	0.829%
Coupon:	3.400%
Yield to Maturity:	3.429%
Net Proceeds:	$643,864,000
Interest Payment Dates:	Semi-annually on the 15th of each June and December, commencing on December 15, 2020
Optional Redemption:

At any time prior to March 15, 2030, make-whole call as set forth in the preliminary prospectus supplement (T+40 bps).

At any time on or after March 15, 2030, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

CUSIP; ISIN:	31620RAJ4 / US31620RAJ41
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Regions Securities LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

** Note: It is expected that delivery of the notes will be made against payment therefor on or about June 12, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering should consult their own advisors.

The issuer has an effective registration statement (including a prospectus) (File No. 333-239002) with the Securities and Exchange Commission with respect to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement for this offering and the other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling: BofA Securities, Inc. at (800) 294-1322 or J.P. Morgan Securities LLC collect at (212) 834-4533.